SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: July 15, 2010

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Third Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended May 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

“James Sinclair”

Date:   July 15, 2010

James E. Sinclair

Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2010 and 2009

Notice

The accompanying unaudited interim financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

Unaudited

Prepared by Management

South Surrey, B.C.

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Balance Sheets

As at May 31, 2010 and August 31, 2009

(Expressed in Canadian Dollars)

	May 31 2010 (unaudited)	August 31 2009 (audited)
Assets

Current assets:
Cash and cash equivalents	$1,360,193	$1,165,746
Accounts and other receivables	51,922	43,516
Inventory	259,506	347,407
Prepaid expenses	84,699	70,720
	1,756,320	1,627,389

Mineral properties and deferred exploration costs (note 3)	28,954,451	26,950,430

Equipment and leasehold improvements	1,020,958	707,386

	$31,731,729	$29,285,205

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	575,341	$644,477
Current portion of obligations under capital lease	4,776	39,693
	580,117	684,170

Obligations under capital lease
Convertible debt (note 5)	1,000,000	-

Shareholders’ equity:
Share capital (note 4)	72,691,563	68,111,716
Share subscriptions received	69,478	473,211
Contributed surplus	466,768	472,578
Deficit	(43,076,197)	(40,456,470)
	30,151,612	28,601,035
Nature of operations (note 1)
Subsequent Event (note 7)
	$31,731,729	$29,285,205

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

“James E. Sinclair”

, Director

“Norman Betts”                    , Director

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

For the Three and Nine Months ended May 31, 2010 and 2009

(Expressed in Canadian Dollars)

	Three months ended May 31		Nine months ended May 31
	2010	2009	2010	2009
	$	$	$	$
EXPENSES
Amortization	51,886	28,082	144,868	77,458
Annual General Meeting, Printing & Mailout	26,121	1,590	95,985	90,174
Consulting and Management Fees	58,758	85,829	185,529	187,872
Directors’ Fee	187,453	103,487	409,878	329,287
Insurance	22,909	26,271	72,646	75,319
Membership, Training, Courses & Publications	39	1,750	6,981	6,595
New Property Investigation Costs	6,145	8,175	21,359	27,657
Office and Administration	50,800	13,845	116,304	63,704
Office Rentals	15,560	15,179	50,575	58,196
Other	-	(69)	-	8,286
Press Releases	409	241	4,782	1,140
Professional Fees	74,816	103,485	264,172	336,137
Promotion and Shareholder Relations	724	697	1,976	8,115
Salaries and Benefits	237,175	340,049	737,849	936,195
Stock-based compensation	52,663	49,817	127,230	151,993
Telephone and Fax	7,020	3,990	19,853	13,201
Transfer Agent and Listing	49,597	63,866	153,052	179,672
Travel and Accommodation	32,334	10,572	59,015	40,779
	874,409	856,856	2,472,054	2,591,780

OTHER (INCOME) EXPENSE
Property Write-Off (note 3)	3,934	1,639,682	7,459	1,639,682
Gain (Loss) on sale of investment	13,425	-	13,425	-
Interest, net	618	5,357	5,811	11,443
Foreign Exchange Loss (Gain)	42,059	210,500	120,979	(16,466)
	60,036	1,855,539	147,674	1,634,659

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	934,445	2,712,395	2,619,728	4,226,439
DEFICIT, BEGINNING OF PERIOD	42,141,753	37,238,678	40,456,470	35,724,634
DEFICIT, END OF PERIOD	43,076,198	39,951,073	43,076,198	39,951,073

BASIC AND DILUTED LOSS PER SHARE	(0.010)	(0.030)	(0.029)	(0.047)

WEIGHTED AVERAGE SHARES OUTSTANDING	90,723,093	88,791,343	90,892,020	89,041,180

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Cash Flows

For the Three and Nine Months ended May 31, 2010 and 2009

(Expressed in Canadian Dollars)

	Three months ended May 31		Nine months ended May 31
	2010	2009	2010	2009
	$	$	$	$
Cash provided from (used in)
Operating activities
Loss for the period	(934,445)	(2,712,395)	(2,619,728)	(4,226,439)
Items not affecting cash:
Write off of Mineral Properties	3,934	1,639,682	7,459	1,639,682
Depreciation	51,886	28,081	144,868	77,458
Gain(loss) on sale of short-term investments	(13,425)	-	(13,425)	-
Stock-based compensation	52,663	49,817	127,230	151,993
Non-cash directors’ fees	166,738	72,615	336,907	237,126
	(672,649)	(922,200)	(2,016,689)	(2,120,180)
Change in non-cash working capital items:
Accounts and Other Receivables	(21,833)	(37,890)	(8,406)	(49,360)
Inventory	35,284	22,082	87,901	108,743
Prepaid Expenses	26,082	(16,237)	(13,979)	(22,986)
Accounts Payable	78,251	(127,202)	(69,137)	(149,905)
	(554,865)	(1,081,447)	(2,020,310)	(2,233,688)

Investing Activities
Mineral properties and deferred exploration expenditures	(842,244)	(887,041)	(2,222,499)	(3,224,392)
Option payments received and recoveries	(56,946)	61,242	346,090	92,336
Sale of short-term investments, net	3,775	(20,062)	3,775	(31,518)
Capital assets (additions) disposal, net	(42,550)	(3,983)	(458,440)	(14,324)
	(937,965)	(849,844)	2,331,074	(3,177,898)
Financing Activities
Share capital issued, net of issuance costs	-	2,486,290	2,984,480	4,976,290
Share subscriptions received	-	-	596,268	1,013,710
Issuance of convertible debt	1,000,000	-	1,000,000	-
Repayment of obligations under lease	(11,418)	(20,062)	(34,917)	(31,518)
	988,582	2,486,290	4,545,831	5,990,000
Net Increase (Decrease) in Cash and Cash Equivalent	(504,248)	554,999	194,447	578,414
Cash and Cash Equivalent, beginning of period	1,864,441	1,218,652	1,165,746	1,195,237
Cash and Cash Equivalent, end of period	1,360,193	1,773,651	1,360,193	1,773,651

Supplementary Information:
Mineral properties recoveries by way of marketable securities	-		73,750	-
Issuance of share capital for subscriptions previously received	-	-	473,211	-
Stock based compensation capitalized to mineral properties	60,593	9,904	125,422	29,016
Issuance of share capital for Restricted Share Units	495,369	416,316	595,368	416,316

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Notes to the Unaudited Consolidated Financial Statements

For the Three and Nine Months ended May 31, 2010 and 2009

(Expressed in Canadian Dollars)

1.

Nature of operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) include the accounts of the Company and four subsidiaries have been prepared by management.  These statements have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as described in Note 2 in the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2009.

Changes in Accounting Policies including Initial Adoption

Effective September 1, 2009, the Company adopted on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):
(i)

The Canadian Accounting Standards Board (AcSB) amended CICA Section  3855, Financial Instruments – Recognition and Measurement, and Section 3025, Impaired Loans, to converge with IFRS for impairment of debt instruments by enabling debt securities to be included in the loans and receivables category.  The sections allow for elimination of the distinction between debt securities and other debt instruments and adopt the definition of loans and receivables, permit reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category. It also allow reclassification to net income, foreign exchange gains and losses associated with assets transferred out of the available-for-sale category, that were previously recognized in other comprehensive income, immediately upon transfer.  This change the impairment model for held-to-maturity investments to the incurred credit loss model in accordance with HB 3025. It required the reversal of an impairment loss relating to an available-for-sale debt instrument when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized.  The Company has applied this for the nine month period ended May 31, 2010 and there was no significant impact on its financial statements as a result of this amendment.

(ii)

The Canadian Accounting Standards Board (AcSB) has amended CICA Section 3855, Financial Instruments – Recognition and Measurement by further providing guidance on calculating the effective interest rate.  The amendment requires that subsequent to recognition of an impairment write-down of a financial asset (other than a loan or receivable), interest income is recognized using the same interest rate used to discount cash flows for the purpose of measuring the impairment loss. The Company has applied this for the nine month period ended May 31, 2010 and there was no significant impact on its financial statements as a result of this amendment.

(iii)

The Canadian Accounting Standards Board (AcSB) has amended CICA section 3855, Financial Instruments – Recognition and Measurement by further providing guidance on the assessment of embedded derivatives upon reclassification of a financial asset out of held-for-trading category.  Reclassification of an instrument out of held-for-trading category is prohibited if an entity is unable to measure separately the embedded derivative in the combined contract.  The Company has applied this for the nine month period ended May 31, 2010 and there was no significant impact on its financial statements as a result of this amendment.

(iv)

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard applies to the Company’s interim and annual financial statements effective September 1, 2009 and had no material impact on the Company’s consolidated financial statements.

Future Canadian Accounting Standards:
(i)	International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will therefore adopt IFRS for its August 2012 year end.  The transition date of September 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)	CICA 3855 Financial Instruments: – Recognition and Measurement (Embedded Prepayment Options):

The Canadian Accounting Standards Board (AcSB) has amended CICA section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument.  The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.  The amendments to Section 3855 apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company does not expect them to have a material impact on the Company’s financial statements.

(iii)	CICA 3862 Financial Instruments – Disclosures (Improvements to fair value and liquidity risk disclosures):

The Canadian Accounting Standards Board (AcSB) has amended CICA Section 3862, to enhanced disclosure requirement for fair value measurement of financial instruments and liquidity risks.  The amendments require additional disclosure for fair value measurements including the fair value hierarchy into which the fair value measurements are categorized in their entirety.  Any significant transfers between the Level of the fair value hierarchy and the reasons for those transfers.  It requires reconciliation of the beginning balances to the ending balances for those fair value measurements that result from the use of significant unobservable inputs in valuation techniques and disclosing separately changes during the period.  It also requires disclosures of the risk relates to financial liabilities that are settled by delivering cash or another financial assets and maturity analysis disclosure for derivative financial liabilities based on how an entity manages liquidity risk.  The amendments to Section 3862 apply for interim and annual financial statements relating to fiscal years ending after September 30, 2009.  The Company does not expect them to have a material impact on the Company’s financial statements.

Tanzanian Royalty Exploration Corporation

Consolidated Statement of Mineral Properties and

Deferred Exploration and Development Cost

For the Nine Months Ended May 31, 2010 and Year Ended August 31, 2009

(Expressed in Canadian dollars)

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulo (i)	Other (j)	Total
Balance August 31, 2007	$6,316.844	$4,233,154	$4,061,498	$ 2,834,740	$ 1,140,999	$ 876,756	$ -	$ 462,473	$ 348,308	$ 2,184,857	$ 22,459,629
Exploration expenditures:
Camp, field supplies and travel	-	-	312,588	13,163	6,311	-	4,004	1,015	3,497	65,647	406,225
Exploration and field overhead	-	6,344	895,209	40,114	14,770	31,636	25,037	18,681	19,091	223,454	1,274,336
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	-	-	179,631	3,813	9,988	603	9,512	3,277	2,883	99,548	309,255
Property acquisition costs	-	-	19,260	-	47,711	14,077	-	-	-	298,176	379,224
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	-	594,400	-	-	-	-	-	-	-	594,400
Recoveries	(108,533)	(123,451)	-	-	-	(59,440)	-	-	(98,822)	-	(390,246)
	(108,533)	(117,107)	2,001,088	57,090	78,780	(13,124)	38,553	22,973	(73,351)	686,825	2,573,194
Write-offs	-	-	(31,220)	(129,566)	(6,801)	(190,020)	-	(8,472)	(256,438)	(49,961)	(672,478)
Balance August 31, 2008	$ 6,208,311	$ 4,116,047	$ 6,031,366	$ 2,762,264	$ 1,212,978	$ 673,612	$ 38,553	$ 476,974	$ 18,519	$ 2,821,719	$24,360,343
Exploration expenditures:
Camp, field supplies and travel	-	-	271,912	5,476	-	-	830	4,680	-	10,375	293,273
Exploration and field overhead	30,458	1,203	1,315,001	41,178	15,968	6,100	26,758	25,661	2,743	230,919	1,695,989
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	-	-	266,525	12,776	-	-	10,375	16,577	-	24,164	330,417
Property acquisition costs	29,833	-	24,866	-	47,213	14,675	-	1,692	-	354,008	472,287
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	-	1,421,843	-	-	-	-	-	-	-	1,421,843
Recoveries	(159,016)	(193,514)	(60,006)	-	-	(1,661)	-	-	(2,116)	-	(416,313)
	(98,725)	(192,311)	3,240,141	59,430	63,181	19,114	37,963	48,610	627	619,466	3,797,496
Write-offs	-	-	-	-	(246,546)	-	-	(486,919)	-	(473,944)	(1,207,409)
Balance, August 31, 2009	$ 6,109,586	$ 3,923,736	$ 9,271,507	$ 2,821,694	$ 1,029,613	$ 692,726	$ 76,516	$ 38,665	$ 19,146	$ 2,967,241	$ 26,950,430
Exploration expenditures:
Camp, field supplies and travel	-	-	173,396	2,334	-	-	54	-	96	322	176,202
Exploration and field overhead	-	3,717	688,848	102,722	16,043	2,767	153,181	3,604	3,651	175,387	1,149,920
Geological consulting and field wages	-	-	8,770	-	-	-	-	-	-	-	8,770
Geophysical and geochemical	-	-	393,070	55	-	-	-	-	-	533	393,658
Property acquisition costs	1,239	-	24,802	-	39,625	15,277	-	-	36	142,515	223,494
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	-	405,526	-	-	-	-	-	-	-	405,526
Recoveries	(190,191)	(81,483)	-	-	-	(72,909)	-	-	(1,507)	-	(346,090)
	(188,952)	(77,766)	1,694,412	105,111	55,668	(54,865)	153,235	3,604	2,276	318,757	2,011,480
Write-offs	-	-	-	-	-	-		-	-	(7,459)	(7,459)
Balance May 31, 2010	$ 5,920,634	$ 3,845,970	$10,965,919	$ 2,926,805	$ 1,085,281	$ 637,861	$ 229,751	$ 42,269	$ 21,422	$ 3,278,539	$28,954,451

3.

Mineral properties and deferred exploration costs

(a)	Itetemia Project:
The Itetemia property consists of several contiguous prospecting licenses and/or new and renewal applications. Collectively, the Company refers to these concessions as the Itetemia Project.
As at May 31, 2010, two of the licenses are subject to an option agreement with Barrick Exploration Africa Ltd. (BEAL).

In January 2007, the Company concluded an option royalty agreement with Sloane Developments Ltd. (Sloane), a UK-based company for its Itetemia and Luhala gold projects.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90 to 100% in certain prospecting licenses in the Lake Victoria greenstone belt of Tanzania by making certain cash payments, incurring $1 million in expenditures on the licenses on or before the second anniversary date, complete certain drilling meters on or before the third anniversary date, complete a bankable feasible report on or before the fifth anniversary date and commence commercial production on or before the seventh anniversary date.  Five licenses constitute the Itetemia Project.

During the nine month period ended May 31, 2010, the Company did not abandon any licences in the area therefore no write off was taken for this property.
(b)	Luhala Project:
The Luhala property consists of several contiguous prospecting licenses and/or new and renewal applications. Collectively, the Company refers to these concessions as the Luhala Project.
Luhala forms part of an agreement entered into between the Company and Sloane Developments Ltd. (note 3(a)).
In December 2009 Sloane returned seven Luhala licences and applications to the Company, retaining two Luhala licences.
During the nine month period ended May 31, 2010, the Company did not abandon any licences in the area therefore no write off was taken for this property.
(c)	Kigosi:
The Kigosi property consists of several contiguous prospecting licenses and/or new and renewal applications.
During the nine month period ended May 31, 2010, the Company did not abandon any licences in the area therefore no write off was taken for this property.

The Company entered into a Purchase and Sale Agreement with Ashanti Goldfields (Cayman) Limited (Ashanti) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo property, from Ashanti.

The acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company in two tranches and subject to certain conditions set out below.  The two tranches consist of (i) the issuance of 160,052 common shares which were issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement, and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance to Ashanti of 20,006 common shares of the Company.  As at May 31, 2010 the issuance of 20,006 common shares remains outstanding.

(d)	Lunguya:

The Lunguya property consists of several contiguous prospecting licenses and/or new and renewal applications.

During the nine month period ended May 31, 2010, the Company did not abandon any licences in the area therefore no write off was taken for this property.

(e)	Kanagele:
The Kanagele property consists of several contiguous prospecting licenses and/or new and renewal applications.
During the nine month period ended May 31, 2010, the Company did not abandon any licences in the area therefore no write off was taken for this property.
(f)	Tulawaka:
The Tulawaka property consists of several contiguous prospecting licenses and/or new and renewal applications. Three licences are subject to an option agreement with MDN Inc. (MDN) (note 3(k)).
During the nine month period ended May 31, 2010 the Company did not abandon any licences in the area therefore no write off was taken for this property.
(g)	Ushirombo:
The Ushirombo property consists of several prospecting licenses and/or new and renewal applications.
During the nine month period ended May 31, 2010, the Company did not abandon any licences in the area and therefore no write off was taken in this area.
(h)	Mbogwe:
The Mbogwe property consists of several prospecting licences.
During the nine month period ended May 31, 2010, the Company did not abandon any licences in the area therefore no write off was taken for this property.
(i)	Biharamulo:
The Biharamulo property consists of several contiguous prospecting licenses and/or new and renewal applications. Three of the licences are subject to the option agreement with MDN (note 3(k)).
During the nine month period ended May 31, 2010, the Company did not abandon any licences in the area therefore no write off was taken for this property.
(j)	Other:

The Company has options to acquire interests in their properties ranging from 51% to 100%.

During the nine month period ended May 31, 2010, the Company did not abandon any licences in the areas therefore no write offs were taken for these properties.

(k)	Option Agreement with MDN:

On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement with MDN granting MDN the exclusive option to acquire the total rights, titles and interests of the Company in certain prospecting licences.  To maintain and exercise the option, MDN has made annual payments for each retained prospecting licence, incurred minimum exploration and development expenditures and certain drilling requirements, undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2009.  On November 11, 2009 the Company was advised by MDN that a feasibility study and production decision would not be made by December 31, 2009.  In consideration for a second extension of the feasibility study and production decision date to December 31, 2010, MDN has issued to the Company 125,000 common shares of MDN ($73,750).

As at May 31, 2010 the prospecting licences under option to MDN are located at Biharamulo and Tulawaka.

4.

Share Capital

(a)

Issued common shares and share subscriptions:

	Number of shares	Amount ($)
Balance, August 31, 2009	89,782,544	68,111,716
Issued for private placements	1,462,584	3,984,479
Issued pursuant to Restricted Share Unit Plan	148,165	595,368
Balance, May 31, 2010	91,393,293	72,691,563

On October 26, 2009, the Company completed a private placement with the Company’s Chairman and CEO for 306,749 common shares at a price of $3.26 per share, resulting in net proceeds of $1,000,000 to the Company.

On December 21, 2009, the Company completed private placements whereby the Company issued an aggregate 1,155,835 common shares at a price of $2.718 per share for net proceeds of $2,984,479 pursuant to subscription agreements dated November 6, 2009 with arm’s length third party European investment funds.

(b)

Restricted Stock Unit Plan

Under the Restricted Stock Unit (“RSU”) Plan employees and directors are compensated for their services to the Company.  The annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  At the election of each individual outside director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the outside director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one year and a maximum of three years, at the election of the outside director, subject to the conditions of the RSU Plan with respect to earlier vesting.

At May 31, 2010 the number of director and employee RSUs outstanding under the RSU Plan are as follows:

Granted:

2008

57,875

2009

85,282

At May 31, 2010 the number of director and employee RSUs expected to vest (listed by year expected to vest) are as follows:

Vested 2010

148,165

2011

  57,875

2012

  85,282

For the nine month period ended May 31, 2010, stock-based compensation expense related to the issue of restricted stock was $615,459 (2009 - $418,136).

5.

Convertible Debt

On May 28, 2010, the Company completed a $1,000,000 private placement with Van Tongeren Management LLC consisting of a three-year note bearing interest at 3% per annum, convertible into 222,173 common shares at a price of $4.501 per share.  A bonus of 25,000 common shares will be payable if the note is converted into common shares within 18 months.

6.

Transactions with Related parties

During the nine months ended May 31, 2010, $405,682 was paid or payable by the Company to directors for professional fees. Directors were paid $68,775 in cash and $336,907 in non cash equivalent RSU during the nine month period ended May 31, 2010 compared to $77,749 and $237,127 respectively during the nine month period ended May 31, 2009.

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the nine months ended May 31, 2010, the legal expense charged by this firm was $147,847.

In addition, during the nine months ended May 31, 2010 $154,423 was paid to certain members of the Company’s Technical Committee.

On October 26, 2009, the Company issued 306,749 common shares at a price of $3.26 per share to the Company’s Chairman and CEO, resulting in net proceeds of $1,000,000 to the Company.

At May 31, 2010, the Company has a receivable of $8,681 (2009 - $75,699) from the Company’s Chairman and CEO.

7.

Subsequent Event

On June 2, 2010 the Board approved granting a total of 189,289 RSUs to directors and employees.

On July 9, 2010 the company reached agreement in principle for a $1,000,000 private placement consisting of a three year note bearing a 3% interest rate that is convertible into common shares. The private placement is subject to regulatory approval.

Management’s Discussion and Analysis

For Tanzanian Royalty Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Three and Nine Months ended May 31, 2010

(in Canadian dollars)

The Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the audited Consolidated Financial Statements for the years ended August 31, 2009 and 2008.

The financial information in the MD&A is derived from the Company’s Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described. The effective date of this MD&A is July 13, 2010.

Overall Performance

As of May 31, 2010 the Company had current assets of $1,756,320 as compared to $1,627,389 on August 31, 2009.  Deferred Exploration Costs amounted to $28,954,451 at May 31, 2010.

During the nine months ended May 31, 2010, the Company has financed its operations and investments through the issuance of common shares and convertible promissory note.  During the nine month period ended May 31, 2010 the Company raised $4,545,831.

Selected Financial Information

	As at and for the year ended Aug 31, 2009	As at and for the year ended Aug 31, 2008	As at and for the nine months ended May 31, 2010	As at and for the nine months ended May 31, 2009
Total Revenues	$0	$0	$ 0	$
Net Loss for the period	($4,731,836)	($3,698,045)	(2,619,728)	($4,226,439)
Basic and diluted loss per share	($0.05)	($0.04)	($0.029)	($0.047)
Total assets	$29,285,205	$26,965,294	31,731,729	$28,965,568
Total long term financial liabilities	$0	$38,435	1,000,000	$4,945
Cash dividends declared per share	$0	$0	$0	$0

Results of Operations

Net loss for the nine month period ended May 31, 2010 was $2,619,728 compared to $4,226,439 for the comparable period in 2009.  For the three month period ended May 31, 2010 and May 31, 2009, the net loss was $934,445 and $2,712,395 respectively.

Due to the Company’s concentration on its drill program at Kigosi/Msonga during the past nine months, the net spending on Mineral Properties and Deferred Cost has decreased to $2,222,499 during the nine month period ended May 31, 2010 from $3,224,392 for the nine month period ended May 31, 2009.  For the third quarter ended on May 31, 2010, the net expenditures on Mineral Properties and Deferred Exploration were $842,244 while for the third quarter ended May 31, 2009, the net Mineral Properties and Deferred Exploration Costs were $887,041.  The recoveries have increased to $346,090 during 2010 from $92,336 during 2009.

Since September 2009 four employees left the Company’s employment.  As a result, salaries and benefits expense has decreased from $936,195 for the nine month period ended May 31, 2009 to $737,849 for the nine month period ended May 31, 2010.  The expenses for the corresponding three month period ending May 31, 2010 and May 31, 2009 were $237,175 and $340,049 respectively.

Professional fees decreased by $71,965 for the nine month period ended May 31, 2010 to $264,172 from $336,137 for nine month period ended May 31, 2009.  In the first nine months of the fiscal year, the Company did not engage in extensive reviews of contract negotiations, therefore, legal expenses have decreased.

For the nine months ending May 31, 2010, the foreign exchange loss was $120,979 compared to an exchange gain of $16,466 for the same period ended February 28, 2009. This increase in loss of $137,445 was due the 9 months’ average US dollar exchange rate decrease from $1.09 at May 31 2009 to $1.055 at May 31, 2010.

Restricted Stock Unit (“RSU”) expense included in the Directors’ fee for 2010 and 2009 were $336,907 and $237,126 respectively.  Stock based compensation expense decreased from $151,993 to $127,230 due to forfeiture of RSUs by departed employees.

Transfer agent and listing fees decreased from $179,672 for the nine months ended May 31, 2009 to $153,052 for the nine months period ended May 31, 2010.  The decrease of $26,620 was mainly due to fewer number of private placements completed during this year.

During the year, the Company received 125,000 shares of MDN Inc. in consideration for a second extension of the feasibility study and production decision date to December 31, 2010.  The shares are considered to be held for trading therefore the Company has recorded the gain/loss based on the market value at the time of the reporting period.  As at May 31, 2010, a loss of $13,425 was recorded for the shares held.  During the third quarter of 2010, 10,000 of the shares were sold at a loss.

Summary of Quarterly Results (unaudited)

	2010 May 31	2010 February 28	2009 November 30	2009 August 31	2009 May 31	2009 February 28	2008 November 30	2008 August 31
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($934,445)	($881,166)	($804,117)	($505,397)	($2,712,395)	($919,131)	($594,913)	($660,145)
Basic and diluted loss per share	($0.010)	($0.010)	($0.009)	($0.006)	($0.030)	($0.010)	($0.007)	($0.007)

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding.

As of May 31, 2010 the Company’s working capital position was $1,176,203 as compared to $943,219 on August 31, 2009.  As the Company’s mineral properties advance under various exploration agreements, rental payments could increasingly play a role in funding exploration activities.

The following table sets out the Company’s known contractual obligations as at May 31, 2010:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Capital Lease	US$4,527 (1)	US$4,527	Nil	Nil	Nil

  (1)        Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.  A prospecting licence is issued for a period of three years and is renewable two times for a period of up to two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences granted by the Tanzanian government are subject to an annual rental fee of not more than US $50 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	$976,500	$412,500	$455,000	$109,000	Nil

On October 26, 2009, the Company completed a private placement with the Company’s Chairman and CEO for 306,749 common shares at a price of $3.26 per share, resulting in net proceeds of $1,000,000 to the Company.

On December 21, 2009, the Company completed private placements whereby the Company issued an aggregate 1,155,835 common shares at a price of $2.718 per share for net proceeds of $2,984,479 pursuant to subscription agreements dated November 6, 2009 with arm’s length third party European investment funds.

Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

Convertible Debt

On May 28, 2010, the Company completed a $1,000,000 private placement with Van Tongeren Management LLC consisting of a three-year note bearing interest at 3% per annum, convertible into 222,173 common shares at a price of $4.501 per share.  A bonus of 25,000 common shares will be payable if the note is converted into common shares within 18 months.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the nine months ended May 31, 2010, $405,682 was paid or payable by the Company to directors for professional fees. Directors were paid $68,775 in cash and $336,907 in non cash equivalent RSU during the nine month period ended May 31, 2010 compared to $77,749 and $237,127 respectively during the nine month period ended May 31, 2009.

The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the nine months ended May 31, 2010, the legal expense charged by this firm was $147,847.

In addition, during the nine months ended May 31, 2010 $154,423 was paid to certain members of the Company’s Technical Committee.

On October 26, 2009, the Company issued 306,749 common shares at a price of $3.26 per share to the Company’s Chairman and CEO, resulting in net proceeds of $1,000,000 to the Company.

At May 31, 2010, the Company has a receivable of $8,681 (2009 - $75,699) from the Company’s Chairman and CEO.

Restricted Stock Unit Plan

Under the Restricted Stock Unit (“RSU”) Plan employees and directors are compensated for their services to the Company.  The annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  At the election of each individual outside director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the outside director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one year and a maximum of three years, at the election of the outside director, subject to the conditions of the RSU Plan with respect to earlier vesting.

At May 31, 2010 the number of director and employee RSUs outstanding under the RSU Plan are as follows:

Granted:

2008

57,875

2009

85,282

At May 31, 2010 the number of director and employee RSUs expected to vest (listed by year expected to vest) are as follows:

Vested 2010

148,165

2011

  57,875

2012

  85,282

For the nine month period ended May 31, 2010, stock-based compensation expense related to the issue of restricted stock was $615,459 (2009 - $418,136).

Changes in Accounting Policies including Initial Adoption

Effective September 1, 2009, the Company adopted on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):
(i)

The Canadian Accounting Standards Board (AcSB) amended CICA Section  3855, Financial Instruments – Recognition and Measurement, and Section 3025, Impaired Loans, to converge with IFRS for impairment of debt instruments by enabling debt securities to be included in the loans and receivables category.  The sections allow for elimination of the distinction between debt securities and other debt instruments and adopt the definition of loans and receivables, permit reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category. It also allow reclassification to net income, foreign exchange gains and losses associated with assets transferred out of the available-for-sale category, that were previously recognized in other comprehensive income, immediately upon transfer.  This change the impairment model for held-to-maturity investments to the incurred credit loss model in accordance with HB 3025. It required the reversal of an impairment loss relating to an available-for-sale debt instrument when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized.  The Company has applied this for the nine month period ended May 31, 2010 and there was no significant impact on its financial statements as a result of this amendment.

(ii)

The Canadian Accounting Standards Board (AcSB) has amended CICA Section 3855, Financial Instruments – Recognition and Measurement by further providing guidance on calculating the effective interest rate.  The amendment requires that subsequent to recognition of an impairment write-down of a financial asset (other than a loan or receivable), interest income is recognized using the same interest rate used to discount cash flows for the purpose of measuring the impairment loss. The Company has applied this for the nine month period ended May 31, 2010 and there was no significant impact on its financial statements as a result of this amendment.

(iii)

The Canadian Accounting Standards Board (AcSB) has amended CICA section 3855, Financial Instruments – Recognition and Measurement by further providing guidance on the assessment of embedded derivatives upon reclassification of a financial asset out of held-for-trading category.  Reclassification of an instrument out of held-for-trading category is prohibited if an entity is unable to measure separately the embedded derivative in the combined contract.  The Company has applied this for the nine month period ended May 31, 2010 and there was no significant impact on its financial statements as a result of this amendment.

(iv)

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard applies to the Company’s interim and annual financial statements effective September 1, 2009 and had no material impact on the Company’s consolidated financial statements.

Future Canadian Accounting Standards:
(i)	International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will therefore adopt IFRS for its August 2012 year end.  The transition date of September 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)	CICA 3855 Financial Instruments: – Recognition and Measurement (Embedded Prepayment Options):

The Canadian Accounting Standards Board (AcSB) has amended CICA section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument.  The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.  The amendments to Section 3855 apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company does not expect them to have a material impact on the Company’s financial statements.

(iii)	CICA 3862 Financial Instruments – Disclosures (Improvements to fair value and liquidity risk disclosures):

The Canadian Accounting Standards Board (AcSB) has amended CICA Section 3862, to enhanced disclosure requirement for fair value measurement of financial instruments and liquidity risks.  The amendments require additional disclosure for fair value measurements including the fair value hierarchy into which the fair value measurements are categorized in their entirety.  Any significant transfers between the Level of the fair value hierarchy and the reasons for those transfers.  It requires reconciliation of the beginning balances to the ending balances for those fair value measurements that result from the use of significant unobservable inputs in valuation techniques and disclosing separately changes during the period.  It also requires disclosures of the risk relates to financial liabilities that are settled by delivering cash or another financial assets and maturity analysis disclosure for derivative financial liabilities based on how an entity manages liquidity risk.  The amendments to Section 3862 apply for interim and annual financial statements relating to fiscal years ending after September 30, 2009.  The Company does not expect them to have a material impact on the Company’s financial statements.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and associated costs.  The Company has recorded a write-down on mineral properties abandoned during the period ended May 31, 2010.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 91,393,293 common shares outstanding and a total of 312,779 Restricted Stock Units have been issued.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under the capital lease, of which some are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Litigation

There are no legal proceedings which may have or have had a significant effect on the Company’s financial position or profitability.

Subsequent Event

On June 2, 2010 the Board approved granting a total of 189,289 RSUs to directors and employees.

On July 9, 2010 the company reached agreement in principle for a $1,000,000 private placement consisting of a three year note bearing a 3% interest rate that is convertible into common shares. The private placement is subject to regulatory approval.

Exploration Summary

Kigosi Project

During the report period, Reverse Circulation (RC) drilling in the Msonga Area on the north side of the Kigosi Gold Project confirmed initial expectations of a significant gold discovery. The RC drilling program was implemented as a follow-up to an earlier Phase One Rotary Air Blast (RAB) drill program which was focused on a highly prospective, seven kilometres long by one kilometre wide east-west trending gold soil anomaly. This anomaly was first identified by the Company's technical staff following a detailed review of soil samples taken by AngloGold-Ashanti in 2004.

Significant gold intersections from the RC drilling program included KG224RC006 with 0.5m @ 5.25g/t; KG224RC014 with 1m @ 16. 8g/t; KG45RC005 with 4m @ 2.06g/t including 1m @ 4.02g/t;  KG45RC006 with 12m @ 1.33g/t including 4m @ 4.40g/t; KG45RC007 with 4m @ 1.24g/t including 1m @ 3.03g/t and 6m @ 1.24g/t including 1m @ 4.62g/t;  KG45RC013 with 5m @ 0.80g/t including 1m @ 2.82g/t; KG45RC024 with 5m @ 2.92g/t including 0.5m @ 31.90g/t; and 7m @ 0.34g/t including 1m @ 1.73g/t and KG45RC033 with 1m @ 2.03g/t.

The earlier Phase 1 RAB drilling program at Msonga included 200 short holes aggregating 5,906 metres on four widely-spaced drill fences covering a strike length of 3.5 kilometres. Anomalous values were reported in many of the holes, providing sufficient incentive for the follow-up RC program. Drilling progress was hampered by heavy rains which washed out roads and restricted access to many parts of the property.

Bulk gravel samples were collected from the Luhwaika Prospect and submitted to SGS (South Africa) laboratory as part of the Company’s follow-up ‘Gravity Recoverable Gold Deportment Study’.  In addition samples were submitted to SGS (Mwanza) for a gold-sieve size test using a wet analysis test.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2009.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected.  The company identified a material weakness in its internal control over financial reporting as of August 31, 2009:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to financial reporting matters and internal control over financial reporting.  Specifically, certain personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for the creation, review and recording of journal entries, note disclosures and certain account reconciliations without adequate independent review and authorization.  This control deficiency, which is pervasive in impact, did not result in adjustments to the financial statements, however there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis.

KPMG LLP, an independent registered public accounting firm that audited the annual financial statements for the period August 31, 2009, 2008 and 2007 also performed an audit of internal control over financial reporting as of August 31, 2009.  Their report is included in those annual audited financial statements available on SEDAR.

Changes in Internal Controls over Financial Reporting

During the nine month period ended May 31, 2010 there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

•

Management continues to review the current assignment of responsibilities to improve the segregation.  In addition, Management will identify and may hire additional accounting resources where required to redistribute and eliminate overlapping of duties.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure and determined that, as a result of the material weakness in internal control over financial reporting described above, as of May 31, 2010 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F2

Certification of interim filings - full certificate

I, James E. Sinclair, Chairman and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the interim period ended May 31, 2010.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2010 and ended on May 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:  July 15, 2010

Signed: James E. Sinclair

James E. Sinclair

Chairman and Chief Executive Officer

Form 52-109F2

Certification of interim filings - full certificate

I, Regina Kuo-Lee, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the interim period ended May 31, 2010.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2010 and ended on May 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:  July 15, 2010

Signed:   Regina Kuo-Lee

Regina Kuo-Lee

Chief Financial Officer